4
1
<SROS>NYSE
<REPORTING-OWNER>
  0001196758
  9ykpbft#
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Jabil Circuit, Inc.
  0000898293
  <IRS-NUMBER>38-188-6260
</SUBJECT-COMPANY>
<PERIOD>10/17/02
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Ward, Michael F.
   10560 Ninth Street North


   St. Petersburg, FL  33716
2. Issuer Name and Ticker or Trading Symbol
   Jabil Circuit, Inc. (JBL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   10/17/2002
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Vice President, Operational
   Dev., Supply Chain Mgmt & I.T.
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to$12.9500        10/17/02       A         48,300                            (1)          10/17/12
 buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right to10/17/02  Common Stock                   48,300                    48,300        D   Direct
 buy)

Explanation of Responses:

(1)
Options shall vest at the rate of 12% of the shares upon the expiration of six (6) months after the Vesting Commencement Date (10/17
/02) and 2% of the shares at the end of each month thereafter provided that the optionee is an employee of, or consultant (as define
d in the relevant stock incentive plan) to, the Company or a subsidiary.

SIGNATURE OF REPORTING PERSON
/S/ By: Robert L. Paver, Attorney-in-Fact
    For: Michael F. Ward
DATE 10/21/02